UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

Of the Kingdom of Sweden

Date of end of last fiscal year: December 31, 2006

Securities registered as of December 31, 2006

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered
Kingdom of Sweden	$200,000,000	New York
12 % Bonds Due 2010		Stock Exchange

Kingdom of Sweden	$600,000,000	New York
11 1/8 % Bonds with		Stock Exchange
warrants Due 2015

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Charlotte Rydin

General Counsel

RIKSGÄLDSKONTORET

SE-103 74 STOCKHOLM

Sweden

The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

There has been no such failure.

2. A statement as of the close of the last fiscal year of the registrant giving total outstanding of:

(a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item).

The total principal amount of direct internal funded debt of the registrant outstanding as of December 31, 2006 was Swedish kronor (SEK) 811,596,615. (1)

In addition, there were outstanding various internal loans, in a total amount of SEK 652,774,051 guaranteed by the registrant as to principal and interest.

(1) Such debt does not include debt of State-owned companies, public enterprises or local authorities.

(b) External funded debt of the registrant. (Total to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)(1)

The total principal amount of direct external funded debt of the registrant outstanding as of December 31, 2006 was as follows: (in thousands)

U.S. dollars (USD)	9,479,895
Australian dollars (AUD)	758,000
Canadian dollars (CAD)	350,000
Swiss francs (CHF)	500,000
Euro (EUR)	3,696,136
Pounds sterling (GBP)	211,598
Japanese yen (JPY)	3,000,000
New Zealand (NZD)	350,000

In addition, there were outstanding various external loans, which are guaranteed by the registrant as to principal and interest. The total principal amount of these contingent liabilities outstanding as of December 31, 2006 was as follows: (in thousands)

External Debt Guaranteed by the Kingdom of Sweden

U.S. dollars (USD)	2,675,364
Euro (EUR)	7,379,811
Danish kroner (DKK)	579,000
Pounds sterling (GBP)	171,680
Japanese yen (JPY)	22,100,000
Norwegian kroner (NOK)	8,225,000
Swiss franc (CHF)	52,000
Australian dollar (AUD)	100,000
Special Drawing Rights and Unit of Accounts (SDR, UA)	414,260

(1) Such debt does not include debt of State-owned companies, public enterprises or local authorities.

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Internal funded debt as of December 31, 2006(1)

(Payable in SEK)

Title and Interest Rate	Date of Issue		Year of final maturity	Principal amount outstanding
				(thousands of SEK)
Treasury Bonds:
8% of 1995	8/15	1995	2007	39,191,220
6.5% of 1997	5/5	1997	2008	59,786,505
Index linked 4% bonds of 1995(2)	12/1	1995	2008	31,166,996
9% of 1993	4/20	1993	2009	1,040,320
5% of 1998	1/28	1998	2009	74,624,910
4% of 2004	3/15	2004	2009	49,989,845
5.25% of 2000	11/8	2000	2011	71,037,085
5.5% of 2002	3/13	2002	2012	44,695,550
Index linked 1% bonds of 2005	9/27	2005	2012	22,397,360
6.75% of 1997	5/5	1997	2014	51,746,965
Index linked zero coupon bonds of 1994(2)	4/1	1994	2014	7,299,268
Index linked 3.5% bonds of 1998(2)	12/1	1998	2015	68,333,756
4,5% of 2004	9/6	2004	2015	36,489,260
3% of 2005	9/19	2005	2016	38,987,310
3,75% of 2006	9/15	2006	2017	35,020,320
Index linked 4% bonds of 1995(2)	12/1	1995	2020	42,030,780
5% of 2004	1/28	2004	2020	47,701,460
Index linked 3.5% bonds of 1997(2)	12/1	1997	2028	3,495
Index linked 3.5% bonds of 1998(2)	12/1	1998	2028	44,108,821
Assigned bonds 2005-2006			2007	1,500,000
Assigned bonds 2005-2006			2008	1,393,664
Assigned bonds 2005-2006			2009	550,000
Assigned bonds 2005-2006			2010	700,000
Assigned bonds 2005-2006			2011	250,000
Assigned bonds 2005-2006			2015	351,725
Total Treasury Bonds				770,396,615

Lottery Bonds:(3)
2.8% of 2002	12/13	2002	2007	3,500,000
2% to 6% of 1999(4)	4/26	1999	2007	3,700,000
1.8% of 2004	11/5	2004	2007	4,900,000
2.40% of 2003	5/21	2003	2008	4,200,000
3.3% of 1998	11/27	1998	2008	3,900,000
2.3% of 2004	4/20	2004	2009	4,600,000
1.8% of 2005	4/22	2005	2009	4,800,000
2.0% of 2006	12/6	2006	2010	4,200,000
1.5% of 2005	11/30	2005	2010	3,800,000
2.0% of 2006	7/6	2006	2011	3,600,000
Total Lottery Bonds				4,200,000
Total Internal Funded Debt				811,596,615

(1)	No amortization or sinking fund provision.
(2)	At time of issue paid in discounted amount.
(3)

Lottery bonds do not bear interest; bonds are selected by lot (two or three times a year) to receive prizes. The interest rates indicated are the aggregate amount of prizes paid annually as a percentage of the nominal value of the bond. The principal amount of all bonds is paid at maturity.

(4)	The aggregate amount of prizes paid annually is floating.

Internal Debt Guaranteed by the Kingdom of Sweden as of December 31, 2006

(Payable in SEK)

Principal Amount Outstanding
(thousands of SEK)
Standing Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Svenska Skeppshypotekskassan (Swedish Ships’ Mortgage Bank)	350,000
AB Svensk Exportkredit (Swedish Export Credit Corporation)	600,000
Statens Bostadsfinansiering AB (The National Swedish Housing Finance Corporation)	6,000,000
Others	56,000
Total	7,006,000
Other Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Pension guarantees	9,491,206
Venantius AB (housing finance)	324,000
Öresundsbro Konsortiet (bridge and tunnel construction)	8,922,624
Others	187,611
Total	18,925,441
Guarantees of the State Acting Through the Following State Agencies other than Riksgäldskontoret:
Insättningsgarantinämnden (Deposit Guarantee Board)	527,363,000
Exportkreditnämnden (The Swedish Export Credits Guarantee Board)	91,583,000
Bostadskreditnämnden (The National Housing Credit Guarantee Board)	5,203,000
Sida (Swedish International Development Agency)	1,133 000
Länsstyrelser (The County Government Boards)	59,610
Others	1,501,000
Total	626,842,610

Total Internal Guaranteed Debt	652,774,051

External Funded Debt as of December 31, 2006

(Payable in Foreign Currencies)

Title and Interest Rate	Date of Issue		Year of Final Maturity	Principal Amount Outstanding	Equivalent in SEK(1)
				(in thousands)
US Dollars				in USD
3.375% Bonds of 2003	9/4	2003	2007	500,000
2,500% Bonds of 2004	2/27	2004	2007	400,000
3,000% Bonds of 2003	5/12	2003	2008	1,100,000
6.125% Bonds of 1998	1/2	1998	2008	500,000
4,0% Bonds of 2005	3/24	2005	2008	600,000
4,375% Bonds of 2005	10/19	2005	2009	1,250,000
5,25% Bonds of 2006	5/26	2006	2009	1,200,000
3.875% Bonds of 2002	10/15	2002	2009	1,300,000
Serial Zero Coupon Bonds of 1984(2)	4/4	1984	2009	111,832
12% Bonds of 1985	2/6	1985	2010	43,396
3,875% Bonds of 2005	1/25	2005	2010	1,200,000
4,5% Bonds of 2006	2/7	2006	2011	1,200,000
11.125% Bonds of 1985	6/12	1985	2015	67,081
10.25% Bonds of 1985	11/1	1985	2015	7,586
Total US Dollars				9,479,895	72,414 164

Japanese Yen				JPY
3.4% (AUD) Bonds of 1997	5/6	1997	2007	3,000,000
Total Japanese Yen				3,000,000	201,699

Swiss Francs				CHF
4% Bonds of 1997	1/31	1997	2007	500,000
Total Swiss Francs				500,000	2,537,370

Pounds Sterling				GBP
13.5% Bonds of 1983	1/19	1983	2010	44,416
11% Bonds of 1984	10/17	1984	2012	87,000
9.75% Bonds of 1985	11/20	1985	2014	80,182
Total Pounds Sterling				211,598	2,335,920

Euro(3)				EUR
Bonds of 1997 (FFR)(4)	2/13	1997	2007	76,225
6.625% Bonds of 1996 (FFR)	9/30	1996	2008	457,347
6.5% Bonds of 1996 (DEM)	3/5	1996	2008	102,463
5.0% Bonds of 1998 (EUR)	1/28	1998	2009	3,000,000
9.405% Bonds of 1996 (ESP)	4/9	1996	2026	60,101
Total Euro				3,696,136	32,042,826

Canadian Dollars				CAD
7% Bonds of 1993	12/1	1993	2008	350,000
Total Canadian Dollars				350,000	2,212,350

New Zealand dollars				NZD
7% Bonds of 2005	11/21	2005	2007	200,000
6,125% Bonds of 2005	9/20	2005	2010	150,000
Total New Zealand Dollars				350,000	1,926,361

Australian Dollar				AUD
7.875% Bonds of 1997	4/23	1997	2007	100,000

5,25% Bonds of 2005		9/12	2005	2008	150,000
4,96% Bonds of 2004		10/21	2004	2008	108,000
6% Bonds of 2006		11/16	2006	2009	200,000
5,75% Bonds of 2005		3/3	2005	2015	200,000
Total Australian Dollar					758,000	4,258,273

Sum public Debt						117,928,963
Non public funded debt						13,333,981

Total External Funded Debt						131,262,944
Total of External Short Term Floating Debt						0
Liquidity management instrumets						13,507,417
Unrealised currency gains/loss	(5)					-9,452,750
Currency and FX swaps						130,706,157
Total debt denominated in foreign currency						266,023,768

(1)	The valuation in Swedish kronor of foreign currency loans has been made at the exchange rates in effect on the date of issue.
(2)	Interest at the equivalent of 13.125% per annum.
(3)	Original currency of issuance within parentheses.
(4)	Special interest conditions.
(5)	According to exchange rates per December 31, 2006.

External Debt Guaranteed by the Kingdom of Sweden as of December 31, 2006

(Payable in foreign currencies)

		Principal Amount Outstanding	Equivalent in SEK(1)
		(in thousands)
Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Nordiska Investeringsbanken (Nordic Investment Bank)	EUR	708,593	6,412,764
Sweden House in St. Petersburg, Russia	USD	10,721	73,679
Venantius AB (housing finance)	NOK	2,325,000	2,544,713
Venantius AB (housing finance)	USD	117,457	807,220
Venantius AB (housing finance)	JPY	6,400,000	369,920
Venantius AB (housing finance)	EUR	36,155	327,180
Öresundsbro Konsortiet (bridge and tunnel construction)	GBP	171,680	2,315,534
Öresundsbro Konsortiet (bridge and tunnel construction)	USD	519,971	3,573,501
Öresundsbro Konsortiet (bridge and tunnel construction)	EUR	201,208	1,820,930
Öresundsbro Konsortiet (bridge and tunnel construction)	JPY	15,700,000	907,460
Öresundsbro Konsortiet (bridge and tunnel construction)	AUD	100,000	543,750
Öresundsbro Konsortiet (bridge and tunnel construction)	DKK	579,000	702,616
Öresundsbro Konsortiet (bridge and tunnel construction)	NOK	5,900,000	6,457,550
Total			26,856,817
Guarantees Issued by the Government:
International Bank for Reconstruction and Development (IBRD)	USD	1,696,200	11,657,135
Multilateral Investment Guarantee Agency (MIGA)	USD	16,208	111,392
European Bank for Reconstruction and Development (EBRD)	EUR	336,300	3,043,515
European Investment Bank (EIB)	EUR	4,655,556	42,132,784
Council of Europe Development Bank (CEB)	EUR	74,315	672,547
Nordic Investment Bank (NIB)	EUR	1,367,684	12,377,536
Inter-American Development Bank (IDB)	USD	314,807	2,163,513
Asian Development Bank (AsDB)	SDR	111,970	1,157,658
African Development Bank (AfDB)	SDR	302,290	3,125,376
Total			76,441,456
Guarantees of the State Acting Through the Following State Agency other than Riksgäldskontoret:
Affärsverket Statens Järnvägar (Swedish State Railways)	CHF	52,000	292,812

Total External Guaranteed Debt			103,591,085

RECAPITULATION OF GUARANTEED DEBT:
Total Internal Guaranteed Debt			652,774,051
Total External Guaranteed Debt			103,591,085
Total Guaranteed Debt			756,365,136

(1)

Translation of amounts in foreign currencies to SEK has been made at exchange rates in effect as of December 31, 2006 as follows: 6.8725 SEK per USD, 13.4875 SEK per GBP, 0.0578 SEK per JPY, 9.05 SEK per EUR, 1.2135 SEK per DKK,
1.0945 SEK per NOK, 5.631 SEK per CHF, 5.4375 SEK per AUD and 10.339 SEK per Units of Account (UA, SDR).

4. a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

The following have been repurchased by the issuer and cancelled and are no longer outstanding (as of December 31, 2006):

12% Bonds of 2/6/1985, due 2010	$156,604,000
11 1/8% Bonds with warrants of 6/12/1985, due 2015	$532,919,000
$689,523,000

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate needs to be furnished only if it is practicable to do so.

Not practicable.

(3) Total amount otherwise outstanding.

As of December 31, 2006:

12% Bonds of 2/6/1985, due 2010	$43,396,000
11 1/8% Bonds with warrants of 6/12/1985, due 2015	$67,081,000
$110,477,000

(b) If a substantial amount is set forth in answer to paragraph (a) (1) above, describe briefly the method employed by the registrant to reacquire such securities.

Securities bought in the market.

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

a) Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant).

Internal Floating Debt as of December 31, 2006

(Payable in SEK)

Principal amount outstanding
(thousands of SEK)
Treasury Bills	254,685,055
Swaps in SEK	-144,750,000
Foreign Exchange forwards in SEK	14,335,526
Overnight borrowing	0
Repurchase agreements	44,928,250
National Debt Savings	23,138,120
Total Internal Floating Debt	192,336,951

(1)	At time of issue discounted amount.

RECAPITULATION OF INTERNAL DEBT:
Total Funded Debt	811,596,615
Total Floating Debt	192,336,951
Total Internal Debt	1,003,933,566

b) External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable).

External Floating Debt as of December 31, 2006

Title and Interest Rate	Principal Amount Outstanding	Equivalent in SEK(1)
	(thousands)
US Dollars
Eurocommercial Paper Program of 1988 (2)		0
Total US Dollars		0

Total External Floating Debt		0

(1)	The valuation in SEK of foreign currency loans has been made at the exchange rates in effect on the date of issue.
(2)

In addition to USD, CHF, JPY and GBP, the notes may also be issued in Euro, AUD, CAD and DKK with a maximum maturity of 365 days. The interest on the notes is variable and a function of market conditions at the time of issuance.

RECAPITULATION OF EXTERNAL DEBT:
Total External Funded Debt	0
Total External Floating Debt	0
Total External Debt	0

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Central Government Revenues and Expenditures(1)

Fiscal Year 2006
(millions of SEK)
Revenues
Taxes:
Taxes on income, capital gains and profits (2)	122,900
Statutory social securities fees	284,100
Taxes on property	39,300
Value added tax	242,800
Petrol tax (3)
Tobacco tax	8,400
Alcoholic beverage tax	10,900
Tax on energy consumption	63,500
Taxes on road traffic	11,900
Other taxes	-39,300
Total taxes	744,500
Non-tax revenues
Operating surpluses (4)	7,000
Interest received by the Government	6,000
Other non-tax revenues (5)	30,400
Total non-tax revenues	43,400

Capital revenues	100
Loan repayment	2,100
Computed revenues (6)	7,800
Contributions from the European Union	12,400
Total other revenues	22,400
Total Revenues	810,300

Exenditures
The Swedish political system	8,199
Economy and fiscal administration	11,832
Tax administration and collection	9,011
Justice	28,505
Foreign policy administration and international co-operation	1,426
Total defence	43,771
International development assistance	25,893
Immigrants and refugees	7,853
Health care, medical care, social services	42,176
Financial security in the event of illness and disability	125,683
Financial security in old age	45,019
Financial security for families and children	60,066
Financial security in the event of unemployment	68,280
Labour market and working life	1,216
Study support	20,137
Education and university research	46,495
Culture, the media, religious organisations and leisure	9,585
Planning, housing supply and construction	8,742
Regional balance and development	3,332
General environment and conservation	4,822
Energy	1,603

Communications	31,133
Agriculture and forestry, fisheries etc.	20,985
Business sector	4,134
General grant to municipalities	60,246
Interest on Central Government Debt. etc.	49,472
Contribution to the European Community	25,920
Total expenditures (all areas of expenditure)	765,500
Budget deficit	-44,800
Transactions outside closed accounts
Net lending by Riksgäldskontoret	27,500
Adjustment to cash basis (7)	-1,100
Transfer from the National Pension Fund (8)
Net borrowing requirement (9)	-18,400

(1)	No receipts/revenues are pledged or otherwise specifically allocated to any issue registered.

(2)

2006
Net personal income taxes	-3,500
Corporate income taxes	120,700
Other income taxes	5,800

(3)	From 1995/96 Petrol tax is included in tax on energy consumption.
(4)	Primarily net surplus of public enterprises, other agencies and the Riksbank and income from lotteries, etc.
(5)	Primarily revenues from real estate investments, dividends on state-owned shares, administrative fees and changes and revenues from sales.
(6)	Primarily cash payments by public utilities to the Government representing depreciation on capital funds invested in them by the state and revenues and expenditures for Government pensions.
Expenditures for Government pensions can be in excess of revenues and therefore the remainder of this revenue heading can be in excess of revenues and can show a deficit.
(7)	Excluding Transfer from National Pension Fund.
(8)	The old-age pension reform has taken on a partially new role as of 1999. The funding responsibility for disability and survivor pensions has been transferred to the Central Government budget.
(9)	As of 1997, the net borrowing requirement is identical to the Central Government budget balance. A negative net borrowing requirement is equivalent with a budget balance surplus.

7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action not previously reported.

None.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Virtually all exchange control regulations were abolished on July 1, 1989. Foreign exchange control may, in accordance with the treaties of the European Union, only be reintroduced under certain extraordinary circumstances such as if Sweden is involved in a war.

8. Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

(In millions of SEK)
July 31, 2007
Notes and coins (excluding bank holdings)	110,692
Gold reserves of Sveriges Riksbank	21,764

9. Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

FOREIGN TRADE BY COMMODITY GROUP

	Year Ended December 31, 2006
	(millions of SEK)%
Exports (f.o.b.)
Food Products, Beverage and Tobacco	38,815	4
Wood Products	27,137	3
Pulp	15,084	1
Paper and Board	72,837	7
Petroleum Products	60,527	6
Coal and other Fuels	4,691	0
Iron and Steel	6,777	6
Iron Ore	9,938	1
Non-Ferrous Metals	22,431	2
Other Minerals	8,910	1
Other Raw Materials	2,627	0
Manufactured Metal	31,085	3
Machinery and Equipment	321,864	30
Motor Vehicles and Spare Parts	152,144	14
Ships	3,053	0
Chemicals and Plastics	124,759	11
Clothes, Shoes and Leather	11,875	1
Other Manufactured Products	112,528	10
Other Products	3,204	0
Total Exports	1,085,287	100

	Year Ended December 31, 2006
	(millions of SEK)%
Imports (c.i.f.) by Country of Consignment
Food Products, Beverage and Tobacco	70,608	8
Wood Products	6,236	1
Pulp	2,656	0
Paper and Board	12,821	1
Petroleum Products	39,412	4
Crude Oil	65,255	7
Coal and other Fuels	11,391	1
Iron and Steel	39,386	4
Non-Ferrous Metals	23,609	3
Other Minerals	14,462	2
Other Raw Materials	8,250	1
Manufactured Metal	26,500	3
Machinery and Equipment	250,756	27

FOREIGN TRADE BY COMMODITY GROUP

	Year Ended December 31, 2006
	(millions of SEK)%

Motor Vehicles and Spare Parts	105,860	11
Ships	7,892	1
Chemicals and Plastics	97,858	10
Clothes, Shoes and Leather	31,525	3
Other Manufactured Products	120,753	13
Other Products	446	0
Total Imports	935,675	100

GEOGRAPHIC DISTRIBUTION OF FOREIGN TRADE

	Year Ended December 31, 2006
	(millions of SEK)%

Exports (f.o.b.)

European Union (EU)
United Kingdom	78,663	7
Germany	107,966	10
Denmark	78,079	7
Finland	68,491	6
Other EU countries (1)	259,253	24
Total EU	592,451	55

European Free Trade Association (EFTA)
Norway	99,128	9
Other EFTA countries (2)	13,407	1
Total EFTA	112,535	10

Central and Eastern Europe	60,303	6
Russia	17,849	2
United States	100,755	9
Japan	16,859	2
State trading countries in Asia and America	21,149	2
OPEC countries	27,458	3
Other countries	135,932	13

Total Exports	1,085,287	100

(1) France, Netherlands, Belgium, Luxembourg, Italy, Ireland, Greece, Spain, Portugal and Austria.
(2) Switzerland, Liechtenstein and Iceland.

	Year Ended December 31, 2006
	(millions of SEK)%

Imports (c.i.f.) by Country of Consignment
European Union (EU)
United Kingdom	58,626	6
Germany	168,752	18
Denmark	90,375	10
Finland	55,338	6
Other EU countries (1)	220,816	24
Total EU	593,906	63

European Free Trade Association (EFTA)
Norway	79,937	9

GEOGRAPHIC DISTRIBUTION OF FOREIGN TRADE

	Year Ended December 31, 2006
	(millions of SEK)%

Other EFTA countries (2)	9,718	1
Total EFTA	89,655	10

Central and Eastern Europe	66,518	7
Russia	32,135	3
United States	31,493	3
Japan	18,143	2
State trading countries in Asia and America	29,007	3
OPEC countries	6,383	1
Other countries	68,436	7

Total Imports	935,675	100

(1) France, Netherlands, Belgium, Luxembourg, Italy, Ireland, Greece, Spain, Portugal and Austria.
(2) Switzerland, Liechtenstein and Iceland.

10. The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need to be furnished only if the registrant has published balances of international payments).

Balance of Payments

December 31, 2006
(billions of SEK)

Current account	204.1
Trade in goods (f.o.b. – f.o.b.)	153.2
Net trade of goods	146.3
Correction items	6.9
Services	73.4
Transportation	20.0
Travel	-17.9
Other services	71.3
Compensation of employees	-1.5
Investment income	13.1
Direct investment	59.2
Portfolio investment excluding financial derivatives	-37.6
Income on equity	5.4
Income on debt (interest)	-42.9
Other investment	-8.5
Current transfers	-34.0
Contributions etc. to/from the EU	-15.0
Development assistance grants	-9.1
Other current transfers	-9.9
Capital account	-19.7
Contributions etc. to/from the EU, investment	1.5
Development assistance grants, investment	-4.6
Other	-16.6
Financial account	-236.2
Direct investment	19.4
Abroad	-181.5
Equity capital	103.7
Loans etc.	-10.9
Reinvested earnings	-66.9
In Sweden	200.9
Equity capital	75.7
Loans etc.	75.1
Reinvested earnings	50.1
Portfolio investment excluding financial derivatives	-153.5
Assets (change in Swedish investment abroad)	-252.5
Equity securities	-164.7
Debt securities	-87.7
Liabilities (change in foreign investment in Sweden)	98.9
Equity securities	1.9
Debt securities	97.1
Financial derivatives	0.7
Other investment	-92.0
Assets (change in Swedish investment abroad)	-375.6
Loans	-303.6
Trade credits & Other	-72.0

Liabilities (change in foreign investment in Sweden)	283.6
Loans	230.5
Trade credits & Other	53.1
Reserve assets	-10.8
Net errors and omissions	51.7

This annual report comprises:

a) Pages numbered 1 to 22 consecutively.

b) The following exhibits:

Exhibit a) None

Exhibit b) None

Exhibit c) Budget Statement

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report, to be signed on its behalf by the undersigned, thereunto duly authorized, at Stockholm, Sweden, on the 28th day of September, 2007.

Kingdom of Sweden

Acting through Riksgäldskontoret

By:	/s/ Thomas Olofsson
Thomas Olofsson
Acting Director

By:	/s/ Charlotte Rydin
Charlotte Rydin
General Counsel